Mail Stop 7010

								September 1, 2005


via U.S. mail and Facsimile

L. Gabriel Luca
President
Project Romania, Inc.
2490 West Second Avenue, Suite 404
Vancouver, British Columbia, Canada V6K 1J6

Re:	Project Romania, Inc.
	Form SB-2/A filed August 10, 2005
	File No. 333-123479

Dear Mr. Luca:

      We have the following comments on the above filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A filed August 10, 2005

General

1. Please revise your summary to disclose your relationship with 695014 B.C. Ltd. dba Galaxy Telecom and the role that Galaxy Telecom will play in your business. Disclose how much you are required to pay Galaxy Telnet for products ordered. Also disclose whether Galaxy
Telnet has established an account within a partner portal pursuant to
Section 5.2 of your Reseller Agreement filed as Exhibit 10.5. We also note your disclosure in the Principal Products and Services section.
2. Please clearly state whether your VoIP service is currently operational. We note that you "market and sell a VoIP `plug and play` device that connect(sic) a user`s telephone (via high speed Internet connection) to a managed worldwide IP network." If your service is not currently operational, then indicate, if known, when you expect the service to be operational.

3. Please confirm that you have made all disclosures required by Item
404 of Regulation S-B under a separately captioned section. We note your disclosures concerning your shareholder loan facility, for example.

4. Please disclose the name, address and telephone number of your transfer agent.

5. We note you discuss the telecommunication market deregulation in
Romania in your section on "The Market for our Products and Services." Could you please expand on your discussion of the internet services market in Romania? For example, we note your disclosure that waiting lists for installation of fixed-line phones can be relatively lengthy. What is the wait time on installation of internet service in your target markets of residential, small home office or medium sized businesses?

Summary Financial Information

6. We note that the information in MD&A was updated to the most recent quarter; however, it does not appear that the information in the rest of the prospectus has been updated. Please update the entire prospectus to the most recent date practicable. For example, you disclose the net losses incurred from your inception date to August 31, 2004. You should update this information to state the net losses incurred from inception through the end of the most recent fiscal quarter. Update all textual disclosures and tables as well as financial disclosures.

7. Please clarify that only ibox to ibox calls do not attract per-minute charges.

Risk Factors

8. Please provide a risk factor pertaining to the difficulty U.S. stockholders would face in effecting service of process against you.
The risk factor should address the risk U.S. stockholders face in:
* Effecting service of process within the United States on you or any of your non-U.S. resident executive officers or directors named in your registration statement;
* Enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against you or any of your non-U.S. residents executive officers or directors you have named in your registration statement;
* Enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in the Canadian courts against you or any of your non-U.S. resident executive officers or directors named in your registration statement; and
* Bringing an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against you or any of your non-U.S. resident executive officers or directors named in your registration statement.

9. Please also add a risk factor that discusses risks, if any, related to enforceability of your contracts with customers in Romania.

10. Please add a risk factor addressing the risks associated with the costs of being a publicly reporting company in the United States.

11. Please discuss the fact that your officers and directors own approximately 72.48% of the common shares, which gives them significant control over the company. Discuss all risks faced by other shareholders as a result of this control, such as the relative inability of other shareholders to influence the company and its decisions.

We may lose our status as a reporting issuer under the Exchange
Act.
.. .

12. Please revise to remove any implication that you are now a reporting issuer under the Exchange Act.

Use of Proceeds

13. Please disclose with quantification how you used or intend to use the proceeds you received from the sales of your securities to the selling security holders.

Selling Security Holders

14. Please refer to the second paragraph of this section. Delete the statement that the selling stockholders may sell their shares "at prices then prevailing or related to the then current market price or at negotiated prices." The selling shareholders may not selling at market prices or negotiated prices unless and until the shares are quoted on the OTCBB, as stated in the first paragraph of this section.

15. Please describe in greater detail the methods by which selling security holders may sell their registered shares and confirm that you have disclosed all of the methods that they may use.

16. We note your disclosure in the last paragraph of this section. Please be advised that you may substitute a new selling security holder for an original selling security holder through a prospectus supplement if:

* the change is not material;
* the number of shares or the dollar amount registered does not change; and
* the new selling security holder`s shares can be traced to those covered by the original registration statement.

You must use a post-effective amendment to add selling security holders to your registration statement if their ownership cannot be traced to the shares registered in the original registration statement. Please confirm your understanding.

17. We note your disclosure that the names of any agent or broker-dealer and applicable commissions or discounts will be set forth in an accompanying prospectus supplement. If the selling shareholders enter into an agreement, after effectiveness, to sell their shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, then the company needs to file a post-effective amendment to the registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in the registration statement, and filing the agreement as an exhibit to the registration statement. Additionally you should be aware that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department. Please revise the disclosure in this section to indicate in the disclosure that the company will file a post-effective amendment addressing the above information. We may have further comment.

18. Please supplementally tell us and briefly disclose in your prospectus whether you or any of the selling security holders intend to use any means of distributing or delivering your prospectus other than by hand or the mails, such as various means of electronic delivery. In addition, please tell us and briefly disclose in your prospectus whether you or any of the selling security holders intend to use any forms of prospectus other than printed prospectuses, such as CD-ROMs, videos, etc. and provide us copies of all such prospectuses. See SEC Releases No. 33-7233 and No. 33-7289.

19. Please supplementally tell us whether you or any of the selling security holders have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please tell us who the party is and the address of the website. In addition, please describe the material terms of the agreement and provide us with a copy of any written agreement. Finally, please provide us with copies of all information concerning your company or your offering that appears on the third-party website.

20. Please describe the relationship between Mr. Luca, Mr. Stunden and the selling shareholders.

Plan of Distribution

21. Revise this section to state that you intend to have your securities quoted on the OTCBB rather than traded on the OTCBB.

22. Please disclose whether Project Romania or anyone acting on its behalf will take affirmative steps to request or encourage any broker-dealer to act as a market-maker for Project Romania`s securities. If so, you should discuss whether there have been any preliminary discussion or understandings between Project Romania and any market maker. Also, summarize these discussions and identify the participants involved. However, should you decide to undertake these efforts at a later date, disclose when, how and by whom.

Directors, Executive Officers, Promoters and Control Persons

23. Please identify the person or persons who formed your company and appointed Mr. Luca as your sole administrator.

24. Please revise Mr. Stunden`s biographical information to indicate that he is also serving as the principal accounting officer and to disclose whether he has any accounting and/or financial background.

25. Please describe in more detail Mr. Stunden`s practice of law over the past five years.

26. Please disclose the actual number of hours per week and percentage of time that Mr. Luca and Mr. Stunden are currently devoting to your business.

27. Please disclose the information required by Item 404(d) of Regulation S-B. We note your subheading refers to promoters.

Role and Responsibilities of the Board

28. We note that at the outset you will have only two directors. If both do not agree on a corporate governance matter, how will the deadlock be broken? If additional board members are being solicited, you should highlight this fact. Regardless, you should consider including an additional risk factor discussing the corporate governance limitations of having a board of only two members.

Description of Business

29. Please tell us about the prior business of Poseidon Casinos
Inc.
and the reasons for its name change in 2003.

30. Will you need to supply any kind of adapter other than your ibox to your customers in order for them to use your VOIP services? If so, please indicate whether customers will be charged for this adapter. If so, please indicate whether this charge will be sufficient to cover your cost in supplying the adapter. If the customers will not pay a charge for the adapter, then please discuss how you will recover the cost of the adapter, if at all. Please also disclose how you will obtain supplies of the adapter.  See
Item
101(b)(5) of Regulation S-B.

Competitive business conditions and our competitive position. . .

31. Please clearly describe your competitive position in the VoIP market as well as the general voice communication market. Also explain your methods of competition. See Item 101(b)(4) of Regulation S-B. For example, do you intend to compete with providers of free VoIP service?

Management`s Discussion and Analysis

32. We note your response to prior comment ten and the statement that
Galaxy Telecom does not receive a percentage of each service contract. Please tell us, and revise this section to disclose, how
Galaxy Telecom is compensated for the use of its network by your subscribers. Clarify whether you or Galaxy Telecom receives the revenue stream generated by each subscription.

Material Events and Uncertainties

33. Please describe in more detail your plan of operations over the next 12 months. Refer to Item 303 of Regulation S-B. Please quantify, to the extent known, the amounts of funds required for each significant phase or goal of the plan.

Compensation of Directors

34. Please confirm to us that by "salaries" you mean compensation.

Financial Statements
Note 2 - Basis of Presentation

35. We note your disclosure regarding your recent restructuring of your management team. You should include similar disclosure in the
MD&A section of the prospectus, including a more complete discussion of the restructuring and expanded sales efforts.

Note 4 - Subsequent Event Commitments and Contingencies

36. Given that you have entered into a one-year lease for office space as disclosed in this section, you should also revise the Description of Property section of the prospectus to include the information required by Item 102 of Regulation S-B.




Other Expenses of Issuance and Distribution

37. Please disclose the amount of printing fees and the amount of fees required to have your securities quoted on the OTC Bulletin
Board.

Recent Sales of Unregistered Securities

38. It does not appear that you used an underwriter or other third party finder with respect to your Regulation S offerings. Please advise us as to the following:
* how you located the purchasers;
* who identified the purchasers;
* how were the purchasers contacted;
* who contacted the purchasers; and
* what information the purchasers received.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Al Pavot, Senior Staff Accountant, at (202) 551-3738 or, in his absence, to John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to Lesli Sheppard, Senior Staff
Attorney, at (202) 551-3708, or the undersigned at (202) 551-3760.

Sincerely,



Pamela A. Long
Assistant Director


cc: 	Gary R. Henrie, Esq.
	1688 E. 1460 North
	Logan, Utah 84341
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L. Gabriel Luca
Project Romania, Inc.
September 1, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE